Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

Our ratio of earnings to fixed charges and preference dividends for each of the periods indicated is as follows:

Three months ended March 31,		Year ended December 31,

$ in millions	2009	2008	2007	2006	2005	2004

Income before income taxes, including gains and losses attributable to noncontrolling interests	$264.6	$357.5	$657.0	$1,243.8	$1,034.3	$482.5
Less: Equity in earnings of unconsolidated affiliates	(5.8)	(27.0)	(46.8)	(48.1)	(4.3)	(0.7)
Pre tax income before income from equity in earnings of unconsolidated affiliates	258.8	330.5	610.2	1,195.7	1,030.0	481.8
Add: Fixed Charges	16.5	81.7	93.3	90.5	92.7	102.7
Add: Amortization of capitalized interest	0	0	0	0	0	0
Add: Dividends from unconsolidated affiliates	1.2	28.3	29.8	1.8	0.9	0.0
Less: Interest capitalized	0	0	0	0	0	0
Less: Noncontrolling interests in consolidated entities, net	(119.5)	113.2	60.7	(212.9)	(297.0)	(111.5)
Earnings	157.0	553.7	794.0	1,075.1	826.6	473.0

Fixed charges:

Portion of rent expense representing interest	4.1	17.2	16.4	19.2	15.5	17.6
Interest	12.4	64.5	76.9	71.3	77.2	85.1
Total fixed charges	16.5	81.7	93.3	90.5	92.7	102.7

Ratio of earnings/fixed charges	9.52	6.78	8.51	11.88	8.92	4.61